      Filed with the Securities and Exchange Commission on March 10, 1998
                                                       Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                            Fort James Corporation
             (Exact Name of Registrant as Specified in its Charter)


                 Commonwealth of Virginia                                   54-0848173
          (State or Other Jurisdiction of Incorporation)     (I.R.S. Employer Identification Number)

                                ---------------
                    75 Tri-State International Office Center
                               Suites 100 and 175
                          Lincolnshire, Illinois 60069
                                (847) 317-5000
              (Address, including Zip Code, and Telephone Number,
       including Area Code, of Registrant's Principal Executive Offices)

                         CLIFFORD A. CUTCHINS IV, ESQ.
                   Senior Vice President and General Counsel
                             Fort James Corporation
                    75 Tri-State International Office Center
                               Suites 100 and 175
                          Lincolnshire, Illinois 60069
                                (847) 317-5000
           (Name, Address, including Zip Code, and Telephone Number,
                   including Area Code, of Agent of Service)


                                With a Copy to:

  Marshall H. Earl, Jr., Esq.    Patricia A. Vlahakis, Esq.       David W. Hirsch, Esq.      Danielle Carbone, Esq.
    McGuire, Woods, Battle &   Wachtell, Lipton, Rosen & Katz   Cleary, Gottlieb, Steen &      Shearman & Sterling
            Boothe LLP               51 West 52nd Street                 Hamilton             599 Lexington Avenue
         One James Center         New York, New York 10019          One Liberty Plaza       New York, New York 10022
      901 East Cary Center             (212) 403-1000            New York, New York 10006        (212) 848-4000
   Richmond, Virginia 23219                                            (212) 225-2000
       (804) 775-1000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

    Title of Each Class of                          Proposed Maximum   Proposed Maximum
         Securities to            Amount to Be      Aggregate Price    Aggregate Offering      Amount of
       Be Registered (1)         Registered (2)     Per Share (3)      Price (3)             Registration Fee
--------------------------------------------------------------------------------------------------------------
Common Stock, $.10 par value   9,562,554 Shares   $ 44.719           $427,627,852         $126,150
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

(1) Includes one attached preferred share purchase right per share of Common Stock. Prior to the occurrence of certain events, the preferred share purchase rights will not be exercisable and will not be evidenced separately from the Common Stock.

(2) The Registration Statement relates to the sale from time to time by Purchaser of a maximum of 9,562,554 shares of Common Stock that may be acquired by the Purchaser either (1) upon the conversion of the Registrant's Series K $3.375 Cumulative Convertible Exchangeable Preferred Stock (the "Series K Preferred Stock"), the conversion of all of the shares of the Registrant's Series L $14.00 Cumulative Convertible Exchangeable Preferred Stock (the "Series L Preferred Stock") or the conversion of all of the shares of the Registrant's Series N $14.00 Cumulative Convertible Exchangeable Preferred Stock (the "Series N Preferred Stock"), the Series L Preferred Stock and the Series N Preferred Stock being represented by 3,998,700 depositary shares and 1,056,168 depositary shares, respectively (collectively, the "Depositary Shares"), or (2) pursuant to the standby arrangements described in the Prospectus.

(3) Estimated solely for the purpose of calculating the registration fee. Such estimates have been calculated in accordance with Rule 457(c) under the Securities Act of 1933 and are based upon the average of the high and low prices per share of the Registrant's Common Stock on the New York Stock Exchange Composite Transaction Tape on March 5, 1998, as reported in The Wall Street Journal.

                                ---------------
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

P R O S P E C T U S
                                                               FORT JAMES(icon)



                                9,562,554 Shares

                             Fort James Corporation
                                  Common Stock
                                ---------------
     This Prospectus relates to the sale from time to time by Smith Barney Inc. (the "Purchaser") of a maximum of 9,562,554 shares of Common Stock, $.10 par value per share ("Common Stock"), of Fort James Corporation, a Virginia corporation ("Fort James" or the "Company"), that may be acquired by the Purchaser either (1) upon conversion of all of the outstanding Series K $3.375 Cumulative Convertible Exchangeable Preferred Stock (the "Series K Preferred Stock"), par value $10.00 per share, of the Company, all of the outstanding Series L $14.00 Cumulative Convertible Exchangeable Preferred Stock, par value $10.00 per share, of the Company (the "Series L Preferred Stock") and all of the outstanding Series N $14.00 Cumulative Convertible Exchangeable Preferred Stock, par value $10.00 per share, of the Company (the "Series N Preferred Stock," and together with the Series K Preferred Stock and Series L Preferred Stock, the "Preferred Stock"), the Series L Preferred Stock and Series N Preferred Stock being represented by depositary shares (the "Depositary Shares") of the Company, with each Depositary Share representing ownership of
 1/4 of a share of Series L Preferred Stock or 1/4 of a share of Series N Preferred Stock, as the case may be, and the conversion or redemption of the Series L Preferred Stock and the Series N Preferred Stock being described in this Prospectus in terms of the conversion or redemption of the Depositary Shares, or (2) pursuant to the standby arrangements described herein. The transfer, sale or purchase of depositary receipts evidencing the Depositary Shares is referred to herein as the transfer, sale or purchase of Depositary Shares.
     The Company has called for redemption on April 10, 1998 (the "Redemption Date") (1) all Series K Preferred Stock at a redemption price of $50 per share, plus accrued and unpaid dividends of $.64688 per share, for a total redemption price of $50.64688 per share, and (2) all Depositary Shares representing Series L Preferred Stock and Series N Preferred Stock, each at a redemption price of $50 per share, plus accrued and unpaid dividends of $.09722 per share, for a total redemption price of $50.09722 per share. No dividends will accrue on the Preferred Stock or the Depositary Shares from and after the Redemption Date. Prior to 5:00 p.m. New York City time (the "Close of Business") on the Redemption Date, at the option of the holder, shares of Series K Preferred Stock may be converted into shares of Common Stock at the rate of 1.3376 shares of Common Stock for each share of Series K Preferred Stock and Depositary Shares may be converted into shares of Common Stock at the rate of 1.3626 shares of Common Stock for each Depositary Share. Cash will be paid in lieu of any fractional shares of Common Stock. After the Redemption Date, the Preferred Stock and Depositary Shares will no longer be deemed to be outstanding and all rights of the holders of the Preferred Stock and Depositary Shares will cease, except the right to receive the applicable redemption price, without interest, upon surrender of the Preferred Stock or Depositary Shares, as the case may be.

     The Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "FJ." On March 9, 1998, the reported closing price of the Common Stock on the NYSE Composite Tape was $45.56 per share. A holder of Series K Preferred Stock who converted such Preferred Stock on that date would have received Common Stock having a market value, based on such price on that date, of approximately $60.94 for each share of Preferred Stock converted, and a holder of Depositary Shares who converted such Depositary Shares on that date would have received Common Stock having a market value, based on such price on that date, of approximately $62.08 for each Depositary Share converted (in each case, including cash, if any, received in lieu of fractional shares). If such Series K Preferred Stock were surrendered for redemption on the Redemption
Date, such holder would receive $50.64688 in cash for each share of Preferred Stock and if such Depositary Shares were surrendered for redemption on the Redemption Date, such holder would receive $50.09722 in cash for each
Depositary Share.
     AS LONG AS THE MARKET PRICE OF THE COMMON STOCK REMAINS AT OR ABOVE $37.86 PER SHARE, THE HOLDERS OF SERIES K PREFERRED STOCK WHO ELECT TO CONVERT WILL RECEIVE, UPON CONVERSION, COMMON STOCK (INCLUDING CASH, IF ANY, RECEIVED IN
LIEU OF FRACTIONAL SHARES) HAVING A GREATER MARKET VALUE THAN THE AMOUNT OF
CASH RECEIVABLE UPON REDEMPTION. AS LONG AS THE MARKET PRICE OF THE COMMON
STOCK REMAINS AT OR ABOVE $36.77 PER SHARE, THE HOLDERS OF DEPOSITARY SHARES
WHO ELECT TO CONVERT WILL RECEIVE, UPON CONVERSION, COMMON STOCK (INCLUDING CASH, IF ANY, RECEIVED IN LIEU OF FRACTIONAL SHARES) HAVING A GREATER MARKET VALUE THAN THE AMOUNT OF CASH RECEIVABLE UPON REDEMPTION. IT SHOULD BE NOTED, HOWEVER, THAT THE PRICE OF THE COMMON STOCK RECEIVED UPON CONVERSION WILL FLUCTUATE IN THE MARKET. NO ASSURANCE CAN BE GIVEN AS TO THE PRICE OF THE
COMMON STOCK AT ANY FUTURE TIME, AND THE HOLDERS SHOULD EXPECT TO INCUR VARIOUS EXPENSES OF SALE IF SUCH COMMON STOCK IS SOLD.
     The conversion right expires at the Close of Business on the Redemption Date, time being of the essence. From and after that date and time, holders of Preferred Stock and holders of Depositary Shares will be entitled only to the applicable redemption price, without interest.
                                ---------------
     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                                  (Cover continued on next page)
                                ---------------
                              Salomon Smith Barney
March 10, 1998

(Continued from previous page)
     The Company has declared a dividend on its Common Stock of $.15 per share, payable to its stockholders of record on March 17, 1998. Holders of Preferred Stock or Depositary Shares who convert prior to the Close of Business on that date will receive Common Stock entitled to that dividend.
     In the event of conversion, no payment or adjustment in respect of accrued and unpaid dividends on the Preferred Stock or the Depositary Shares will be made. However, if conversion occurs on or after the payment date for a dividend with respect to the Preferred Stock or the Depositary Shares, the holder of record as of the record date will receive the dividend. The record date for the next dividend on the Series K Preferred Stock is April 17, 1998, with a payment date of May 1, 1998, which is after the Redemption Date. The record date for the next dividend on the Depositary Shares is March 18, 1998, with a payment date of April 1, 1998. See "Alternatives Available to Holders of Preferred
Stock or Depositary Shares."
     The Company has entered into a standby purchase agreement with the Purchaser pursuant to which the Purchaser has agreed, subject to certain conditions, to purchase from the Company such number of shares of Common Stock as would have been issuable upon the conversion of any shares of Preferred Stock or Depositary Shares which have not been duly surrendered for conversion by the Close of Business on the Redemption Date. The Purchaser may also acquire shares of Preferred Stock or Depositary Shares in the open market or otherwise prior to the Close of Business on the Redemption Date. The Purchaser has agreed to convert into Common Stock all shares of Preferred Stock and all Depositary Shares owned by it or so acquired. See "Standby Arrangements" for a description of the Purchaser's compensation and indemnification arrangements with the Company.

                                ---------------
     Prior to and after the Redemption Date, the Purchaser may offer shares of Common Stock, including shares of Common Stock acquired pursuant to the standby arrangements or upon the conversion of shares of Preferred Stock or Depositary Shares, directly to the public at prices set from time to time by the Purchaser. The Purchaser may also make sales to dealers at prices which represent a concession from the prices at which such shares of Common Stock are then being offered to the public. In effecting such transactions, the Purchaser may realize profits or losses independent of the compensation described under "Standby Arrangements."Any shares of Common Stock will be offered by the Purchaser when, as and if accepted by the Purchaser and subject to the Purchaser's right to reject orders in whole or in part.
                                ---------------
     IN CONNECTION WITH THIS OFFERING, THE PURCHASER MAY PURCHASE SHARES OF THE PREFERRED STOCK OR THE DEPOSITARY SHARES, WHICH MAY MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SEE "STANDBY ARRANGEMENTS."

                             AVAILABLE INFORMATION

     Fort James is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such information may also be accessed electronically by means of the Commission's website on the Internet (http://www.sec.gov). The Common Stock is listed on the NYSE and such reports, proxy and information statements, and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     This Prospectus does not contain all the information set forth in the registration statement to which this Prospectus relates (the "Registration Statement") and the exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), and to which reference is hereby made.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission are hereby incorporated by reference into this Prospectus:

     (a) the Annual Report of the Company on Form 10-K for the fiscal year ended December 29, 1996;

     (b) the Quarterly Reports of the Company on Form 10-Q for the quarters ended March 30, 1997, June 29, 1997 and September 28, 1997;

     (c) the Current Reports of the Company on Form 8-K dated May 4, 1997 (two reports), June 29, 1997, July 2, 1997, August 7, 1997, August 8, 1997, August 12, 1997, August 13, 1997 (four reports), September 15, 1997, October 23, 1997,
February 3, 1998, March 2, 1998 and March 9, 1998; and

     (d) the description of the Rights to Purchase Series M Cumulative Participating Preferred Stock included in the Company's Registration Statement on Form 8-A dated March 3, 1989, as amended by Amendment No. 1 to Application or Report on Form 8 dated July 28, 1992.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of the Registration Statement on Form S-3 of which this Prospectus is a part and prior to the effectiveness thereof or subsequent to the date of the final prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document all or any portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. As used herein, the terms "Prospectus" and "herein" mean this Prospectus, including the documents incorporated by reference, as the same may be amended, supplemented, or otherwise modified from time to time. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein do not purport to be complete and are qualified in all respects by reference to all of the provisions of such contract or other document.

     The Company will provide without charge to any person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference in such documents. Requests for such copies should be directed to Celeste Gunter, Vice President, Investor Relations, Fort James Corporation, 120 Tredegar Street, Richmond, Virginia 23219 (telephone (804) 649-4307 or (888) 649-4362).

     No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the Common Stock or any offer to sell or the solicitation of an offer to buy such Common Stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or thereof or that the information contained herein or therein is correct as of any time subsequent to its date.


           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     This Prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements are based on management's beliefs and assumptions, relying on information currently available to management, and are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company set forth (1) under "The Company" and "Fort James and Consolidated Subsidiaries Summary Historical Consolidated Financial and Other Data" herein, (2) under "Business" and "Management's Discussion and Analysis" in the Company's Annual Report on Form 10-K and in each Quarterly Report on Form 10-Q, and in certain Current Reports on Form 8-K and under "The Company," "Recent Developments" and "Risk Factors" in certain Current Reports on Form 8-K, incorporated by reference herein and
(3) in this Prospectus and the documents incorporated by reference herein preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

     Forward-looking statements are not guarantees of performance as they involve risks, uncertainties and assumptions. The future results of the Company may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond the Company's ability to control or predict. Purchasers of Common Stock are cautioned not to put undue reliance on any forward-looking statements. The Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

     Purchasers of Common Stock should understand that certain risks and uncertainties, in addition to those discussed herein and elsewhere in the documents which are incorporated by reference herein, could affect the future results of the Company and could cause results to differ materially from those expressed in such forward-looking statements. Such risks and uncertainties include, but are not limited to, general business and economic conditions; competitive pricing pressures for the Company's products; changes in raw material, energy and other costs; opportunities that may be presented to and pursued by the Company; determinations by regulatory and governmental authorities; the ability to successfully integrate the businesses of the former James River Corporation of Virginia ("James River") and the former Fort Howard Corporation ("Fort Howard"); and the ability to achieve synergistic and other cost reductions and efficiencies.

                                  THE COMPANY

     Fort James is a preeminent worldwide manufacturer and marketer of paper-based consumer products, including towel and tissue products as well as disposable tabletop and foodservice products. The Company's principal towel and tissue products include bathroom tissue, paper towels, table napkins, boxed facial tissue and wipers. Disposable tabletop and foodservice products include paper and plastic cups, paper plates and plastic cutlery. Fort James also produces and markets paper-based packaging for food and pharmaceuticals and communications papers.

     Fort James is the result of the merger of a wholly owned subsidiary of James River into Fort Howard in August 1997 (the "Merger"). In connection with the Merger, James River was renamed "Fort James Corporation."

     Fort James' principal U.S. retail tissue brands include QUILTED NORTHERN bathroom tissue, BRAWNY paper towels, MARDI GRAS printed napkins and paper towels, VANITY FAIR premium dinner napkins, NORTHERN paper napkins, SOFT'N GENTLE bath and facial tissue, SO-DRI paper towels and GREEN FOREST recycled tissue products. The Company's principal retail tabletop brand is its DIXIE brand of disposable cups and plates. Fort James also believes it is the leading supplier of private label tissue products and the leading supplier of both tissue and disposable tabletop products to the growing warehouse club channel.

     The U.S. away-from-home channel, where the Company sells its products to food service, janitorial supply and sanitary paper distributors for use in restaurants, offices, factories, hospitals, schools and hotels, is also an important distribution channel for the Company. The Company is a leading producer of tissue products for the U.S. away-from-home channel and is also one of the largest producers of disposable cups, plates and related products for the away-from-home foodservice industry.

     In Europe, sales into retail channels are supported by both branded and private label product offerings. European branded products include LOTUS bathroom tissue and VANIA feminine hygiene products, sold primarily in France, COLHOGAR bathroom tissue, sold in Spain, TENDERLY bathroom tissue, sold in Italy and KITTENSOFT and INVERSOFT bathroom tissue, sold in the British Isles.

     The Company believes that it is among the lowest-cost producers of tissue products in North America. The Company believes its cost advantage in North America is derived from a number of factors, including the size and scale of certain of its manufacturing plants, the competitive state of its tissue-making manufacturing assets and the benefits it realizes from the Fort Howard proprietary deinking technology.

     Fort James' near-term business initiatives are focused in three primary areas: leveraging revenue growth opportunities, pursuing aggressive cost reduction and achieving financing cost savings through both refinancing activities and debt reduction.

     For certain recent information concerning the Company, see the Current Report of the Company on Form 8-K dated March 2, 1998. See "Incorporation of Certain Documents by Reference" and "Available Information."

     The Company's principal executive offices are currently located at 75 Tri-State International Office Center, Suites 100 and 175, Lincolnshire, Illinois 60069, telephone (847) 317-5000. In the spring of 1998, the Company's principal executive offices will be located at 1650 Lake Cook Road, Deerfield, Illinois 60015-4753.


                                USE OF PROCEEDS

     The net proceeds, if any, received by the Company from the sale of Common Stock to the Purchaser pursuant to the standby arrangements described under "Standby Arrangements" will be used to fund the redemption of any Preferred Stock and Depositary Shares not surrendered for conversion. Any other amounts received by the Company from the Purchaser pursuant to the standby arrangements will be used for general corporate purposes. The amount of the proceeds to be received by the Company from the Purchaser is not determinable at this time, because neither the number of shares, if any, that will be sold to the Purchaser nor the amount of profit, if any, that the Purchaser may realize upon resale of such shares can be determined at this time. The Company will not receive any cash proceeds from the issuance of Common Stock upon conversion of the Preferred Stock or the Depositary Shares.

                                CAPITALIZATION

     The following table sets forth the unaudited consolidated capitalization of Fort James as of December 28, 1997 and as adjusted to give effect to the assumed conversion of all of the outstanding Preferred Stock and Depositary Shares and the issuance of 9,562,554 shares of Common Stock, net of certain expenses associated therewith.


                                                                                       December 28, 1997
                                                                                 -----------------------------
                                                                                     Actual     As Adjusted(1)
                                                                                 ------------- ---------------
                                                                                         (in millions)
CURRENT MATURITIES OF LONG-TERM DEBT:
 Total current maturities of long-term debt ....................................  $     34.4     $     34.4
LONG-TERM DEBT:
 New Bank Credit Facility ......................................................     1,312.0        1,312.0
 Revolving credit facilities ...................................................       452.6          452.6
 Senior Notes ..................................................................       718.3          718.3
 Fort James notes and debentures ...............................................     1,230.7        1,230.7
 Fort Howard Notes .............................................................       188.2          188.2
 Revenue bonds .................................................................       107.7          107.7
 Capital lease obligations .....................................................       180.4          180.4
                                                                                  ----------     ----------
   Total debt ..................................................................     4,189.9        4,189.9
   Less current maturities of long-term debt ...................................        34.4           34.4
                                                                                  ----------     ----------
    Total long-term debt, net of current maturities ............................     4,155.5        4,155.5
                                                                                  ----------     ----------
MINORITY INTERESTS .............................................................        10.4           10.4
SHAREHOLDERS' EQUITY:
 Preferred stock:
 Series K ......................................................................       100.0            0.0
 Series L ......................................................................       199.9            0.0
 Series N ......................................................................        52.8            0.0
                                                                                  ----------     ----------
    Total preferred stock ......................................................       352.7            0.0
Common stock -- $.10 par value--209.3 million shares issued and outstanding.....        20.9           21.9
Additional paid-in capital .....................................................     2,807.9        3,159.0
Retained deficit ...............................................................    (2,597.2)      (2,597.2)
                                                                                  ----------     ----------
    Total shareholders' equity .................................................       584.3          583.7
                                                                                  ----------     ----------
     Total capitalization ......................................................  $  4,784.6     $  4,784.0
                                                                                  ==========     ==========

---------
(1) To the extent that shares of Preferred Stock or Depositary Shares are not converted into shares of Common Stock, the Company may incur additional expenses, including underwriting fees. See "Standby Arrangements."

     The retirement of the Preferred Stock and the Depositary Shares through conversion into Common Stock or redemption will result in a reduction in the Company's annual preferred stock dividend requirements of approximately $24.4 million (without giving effect to any dividends payable on any Common Stock issued upon conversion of the Preferred Stock or the Depositary Shares).

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is listed on the NYSE under the symbol "FJ." The following table sets forth, for the periods indicated, which correspond to the Company's quarterly fiscal periods for financial reporting purposes, the high and low reported sale prices per share of the Common Stock on the NYSE Composite Transactions Tape (the "NYSE Composite Tape") and cash dividends paid per share of Common Stock.



                                                     Market Price       Dividends
                                                   --------------------- ----------
Period                                              High        Low
-------------------------------------------------- ---------- ----------
1995
  First Quarter .................................. $25 5/8    $20        $.15
  Second Quarter .................................  28 5/8     23 1/4     .15
  Third Quarter ..................................  37 3/8     25 3/8     .15
  Fourth Quarter .................................  33 3/4     22 1/4     .15
1996
  First Quarter ..................................  28 1/8     22 3/8     .15
  Second Quarter .................................  27 3/8     24 3/4     .15
  Third Quarter ..................................  27 1/4     24 5/8     .15
  Fourth Quarter .................................  34 1/4     27 5/8     .15
1997
  First Quarter ..................................  36 1/4     29 1/4     .15
  Second Quarter .................................  38 7/8     27 1/4     .15
  Third Quarter ..................................  45 1/16    36 5/8     .15
  Fourth Quarter .................................  47 1/8     36 1/16    .15
1998
  First Quarter (through March 9, 1998). .........  46 1/8     34         .15

     On March 9, 1998, the reported last sales price of the Common Stock on the NYSE Composite Tape was 45 9/16 per share. Prospective purchasers of shares of Common Stock are urged to obtain current quotations for the market price of the Common Stock.

     The Company currently pays regular quarterly cash dividends and, while future dividends will be subject to the discretion of the Company's Board of Directors, the Board of Directors currently intends to continue this policy. Future dividends will depend on the Company's results of operations, financial condition, capital expenditure program, debt repayment requirements and other factors, some of which are beyond the Company's control. There can be no assurance as to whether or when the Company's Board of Directors will change the current policy regarding dividends.

                   FORT JAMES AND CONSOLIDATED SUBSIDIARIES
            SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

     The following sets forth summary historical consolidated financial and other data for Fort James for the dates and periods indicated. The summary historical consolidated balance sheet data as of December 28, 1997 and December 29, 1996, and the historical statements of operations data, per share data and other data for each of the three years in the period ended December 28, 1997, have been derived from, and should be read in conjunction with, the Company's audited consolidated financial statements included in its Current Report on Form 8-K dated March 9, 1998, incorporated by reference herein. The summary balance sheet data as of December 31, 1995 has been derived from, and should be read in conjunction with, the Company's audited consolidated financial statements included in the Company's Current Report on Form 8-K dated August 13, 1997 (filed February 3, 1998), incorporated by reference herein.

     The consolidated financial statements give retroactive effect to the Merger in a transaction accounted for as a pooling of interests. The pooling of interests method of accounting requires the restatement of all periods presented as if Fort Howard and James River had always been combined. All fees and transaction expenses related to the Merger and the restructuring of the combined companies have been expensed as required under the pooling of interests accounting method.

     The following summary historical and unaudited consolidated financial and other data should be read in conjunction with the consolidated financial statements of Fort James included in the Current Reports on Form 8-K dated March 9, 1998 and August 13, 1997 (filed February 3, 1998). See "Incorporation of Certain Documents by Reference" and "Available Information."

           Summary Historical Consolidated Financial and Other Data
                (in millions, except per share data and ratios)



                                                                                          Fiscal Year
                                                                   ---------------------------------------------------------
                                                                         1995(a)               1996(b)              1997
                                                                   ------------------ ------------------------ -------------
STATEMENT OF OPERATIONS DATA:
 Net sales .......................................................    $  8,887.9           $   7,707.1          $  7,259.0
 Restructure and other unusual items (income) expense(c) .........          51.9                  10.7               454.2
 Income from operations ..........................................         783.4                 909.3               602.7
 Interest expense ................................................         536.3                 424.4               351.8
 Income (loss) before extraordinary item .........................         159.9                 328.0(d)            104.5
 Net income (loss)(e) ............................................         141.1                 319.9               (27.0)
 Preferred dividend requirements .................................          58.5                  58.5                30.5
 Weighted average number of common shares and common
   share equivalents .............................................         164.1                 183.1               207.6
PER SHARE DATA:
 Income (loss) before extraordinary item(c) ......................    $      .62(f)      $        1.47(d)(f)    $      .35
 Net income (loss)(e) ............................................           .50(f)               1.43(f)             (.28)
 Cash dividends ..................................................           .60                   .60                 .60
BALANCE SHEET DATA:
 Total assets ....................................................    $  8,911.3          $    8,156.9          $  7,733.2
 Long-term debt ..................................................       5,406.3(f)            4,305.3(f)          4,155.5
 Preferred stock .................................................         740.3                 738.4               352.7
 Common shareholders' equity (deficit) ...........................        (324.5)(f)             113.1(f)            231.6
OTHER DATA:
 EBITDA(g) .......................................................    $  1,462.6          $    1,459.7          $  1,571.8
 Capital spending ................................................         488.5                 499.5               505.9
 Depreciation and amortization ...................................         586.7                 525.6               497.3
 Ratio of earnings to fixed charges ..............................          1.45x                 2.06x               1.64x
 Ratio of EBITDA to interest expense .............................          2.73x                 3.44x               4.47x

---------
(a) In August 1995, Fort James completed the spin-off of Crown Vantage which had annual net sales of approximately $1 billion.

(b) In August 1996, Fort James completed the sale of its Flexible Packaging and related Inks divisions which had annual net sales of approximately $500 million.

(c) The after-tax impact of the restructure and other unusual items was $32.1 million, or $.20 per diluted share in 1995; $12.9 million, or $.07 per diluted share in 1996; and $335.0 million, or $1.62 per diluted share in 1997.

(d) Includes a credit of $36 million (or $.19 per diluted share) for the reversal of previously accrued income taxes related to 1988 financing transactions.

(e) Includes after tax extraordinary losses related to the early retirement of debt.

(f) In 1995 and 1996, the Company issued 34.7 million and 14.5 million shares of Common Stock, respectively. Net proceeds of the offerings of $284 million in 1995 and $204 million in 1996 were used to reduce debt.

(g) EBITDA is defined as income from operations before restructure and other unusual items, depreciation and amortization, and including other income and minority interests. Fort James believes that EBITDA is a measure commonly used by analysts and investors. Accordingly, this information has been disclosed herein to permit a more complete analysis of operating performance. EBITDA should not be considered in isolation or as a substitute for net income or other consolidated statement of operations or cash flow data prepared in accordance with generally accepted accounting principles as a measure of profitability or liquidity. EBITDA does not take into account debt service requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses.

                       REDEMPTION OF THE PREFERRED STOCK
                    AND EXPIRATION OF CONVERSION PRIVILEGES

     The Company has called for redemption, on the Redemption Date (April 10, 1998), unless previously converted into Common Stock, all of the outstanding Preferred Stock and Depositary Shares pursuant to the terms of the Company's Articles of Incorporation, as amended (the "Articles"). As a result of the call for redemption, upon redemption, holders of Series K Preferred Stock are entitled to receive from the Company the sum of $50 per share, plus accrued and unpaid dividends of $.64688 per share to and including the Redemption Date, for a total Redemption Price of $50.64688 per share (the "Series K Redemption Price"), and holders of Depositary Shares are entitled to receive from the Company the sum of $50 per share, plus accrued and unpaid dividends of $.09722 per share to and including the Redemption Date, for a total Redemption Price of $50.09722 per share (the "Series L/N Redemption Price" and each of the Series K Redemption Price and the Series L/N Redemption Price, a "Redemption Price"), in each case, unless such shares of Preferred Stock or Depositary Shares, as the case may be, are previously converted into Common Stock. Prior to the Close of Business on the Redemption Date, at the option of the holder, shares of Series K Preferred Stock may be converted into shares of Common Stock at the rate of
1.3376 shares of Common Stock for each share of Series K Preferred Stock, and Depositary Shares may be converted into shares of Common Stock at the rate of
1.3626 shares of Common Stock for each Depositary Share. After the Redemption Date, the Preferred Stock and Depositary Shares will no longer be deemed to be outstanding and all rights of the holders of the Preferred Stock and Depositary Shares will cease, except the right to receive the applicable Redemption Price, without interest, upon surrender of the Preferred Stock or Depositary Shares, as the case may be.


                      ALTERNATIVES AVAILABLE TO HOLDERS OF
                     PREFERRED STOCK OR DEPOSITARY SHARES

     Holders of Preferred Stock or Depositary Shares have the following alternatives:

     1. Conversion of Preferred Stock or Depositary Shares into Common Stock. Prior to the Close of Business on the Redemption Date, at the option of the holder, Series K Preferred Stock may be converted into shares of the Company's Common Stock, at the rate of 1.3376 shares of Common Stock for each share of Preferred Stock, and Depositary Shares may be converted into shares of the Company's Common Stock, at the rate of 1.3626 shares of Common Stock for each Depositary Share. Holders of Preferred Stock or Depositary Shares who elect to convert their Preferred Stock or Depositary Shares, as the case may be, will not be entitled to receive accrued dividends on their Preferred Stock or Depositary Shares. Preferred Stock or Depositary Shares surrendered for conversion prior to the Close of Business on the Redemption Date will not be redeemed as described above. Holders of Preferred Stock or Depositary Shares are referred to the Notice of Redemption issued by the Company for information concerning how and where the Preferred Stock or Depositary Shares, as the case may be, are to be surrendered for conversion.

     THE RIGHT TO CONVERT PREFERRED STOCK OR DEPOSITARY SHARES INTO COMMON STOCK EXPIRES AT THE CLOSE OF BUSINESS ON THE REDEMPTION DATE, TIME BEING OF THE ESSENCE. FROM AND AFTER THAT DATE AND TIME, HOLDERS OF PREFERRED STOCK AND HOLDERS OF DEPOSITARY SHARES WILL BE ENTITLED ONLY TO THE APPLICABLE REDEMPTION PRICE, WITHOUT INTEREST.

     The Common Stock is traded on the NYSE under the symbol "FJ." On March 9, 1998, the reported closing price of the Common Stock on the NYSE Composite Tape was $45.56 per share. A holder of Series K Preferred Stock who converted such Preferred Stock on that date would have received Common Stock having a market value, based on such price on that date, of approximately $60.94 for each share of Preferred Stock converted, and a holder of Depositary Shares who converted such Depositary Shares on that date would have received Common Stock having a market value, based on such price on that date, of approximately $62.08 for each Depositary Share converted (in each case, including cash, if any, received in lieu of fractional shares). If such Series K Preferred Stock were surrendered for redemption on the Redemption Date, such holder would receive $50.64688 in cash for each share of Preferred Stock and if such Depositary Shares were surrendered for redemption on the Redemption Date, such holder would receive $50.09722 in cash for each Depositary Share.

     AS LONG AS THE MARKET PRICE OF THE COMMON STOCK REMAINS AT OR ABOVE $37.86 PER SHARE, THE HOLDERS OF SERIES K PREFERRED STOCK WHO ELECT TO CONVERT WILL RECEIVE, UPON CONVERSION, COMMON STOCK (INCLUDING CASH, IF ANY, RECEIVED IN LIEU OF FRACTIONAL SHARES) HAVING A GREATER MARKET VALUE THAN THE AMOUNT OF CASH RECEIVABLE UPON REDEMPTION. AS LONG AS THE MARKET PRICE OF THE COMMON STOCK REMAINS AT OR ABOVE $36.77 PER SHARE, THE HOLDERS OF DEPOSITARY SHARES WHO ELECT TO CONVERT WILL

RECEIVE, UPON CONVERSION, COMMON STOCK (INCLUDING CASH, IF ANY, RECEIVED IN LIEU OF FRACTIONAL SHARES) HAVING A GREATER MARKET VALUE THAN THE AMOUNT OF CASH RECEIVABLE UPON REDEMPTION. IT SHOULD BE NOTED, HOWEVER, THAT THE PRICE OF THE COMMON STOCK RECEIVED UPON CONVERSION WILL FLUCTUATE IN THE MARKET. NO ASSURANCE CAN BE GIVEN AS TO THE PRICE OF THE COMMON STOCK AT ANY FUTURE TIME, AND THE HOLDERS SHOULD EXPECT TO INCUR VARIOUS EXPENSES OF SALE IF SUCH COMMON STOCK IS SOLD.

     In the event of conversion, no payment or adjustment in respect of accrued and unpaid dividends on the Series K Preferred Stock or the Depositary Shares, or in respect of any dividends on the Common Stock issued upon conversion, will be made. Holders of Series K Preferred Stock and Depositary Shares should, however, take into account the effect of conversion on the receipt of dividends with respect to the Series K Preferred Stock or Depositary Shares converted and the shares of Common Stock received on conversion, as follows:


     Series K Preferred Stock

     Dividends on Series K Preferred Stock. The record date for the next dividend on the Series K Preferred Stock is April 17, 1998, with a payment date of May 1, 1998. Holders will not receive such dividend regardless of when their shares are converted.

     Dividends on Common Stock Issuable on Conversion of Series K Preferred Stock. The Company has declared a dividend on its Common Stock of $.15 per share, payable to holders of record of Common Stock on March 17, 1998. Holders of Series K Preferred Stock who convert prior to the Close of Business on that date will receive Common Stock entitled to that dividend.


     Depositary Shares

     Dividends on Depositary Shares. If a holder of record of Depositary Shares as of a dividend record date for the Depositary Shares converts on or after the payment date for a dividend on the Depositary Shares, such holder will receive the dividend. The record date for the next dividend on the Depositary Shares is March 18, 1998, with a payment date of April 1, 1998.

     Dividends on Common Stock Issuable on Conversion of Depositary Shares. The Company has declared a dividend on its Common Stock of $.15 per share, payable to holders of record of Common Stock as of March 17, 1998. Holders of Depositary Shares who convert prior to the Close of Business on that date will receive Common Stock entitled to that dividend.

     Thus, holders of Depositary Shares who convert their shares prior to the Redemption Date will receive (1) a dividend of $.15 per share of Common Stock received on conversion (i.e., $.20439 per Depositary Share so converted) if such conversion occurs prior to the Close of Business on March 17, 1998 or (2) a dividend of $.875 per Depositary Share if such Depositary Shares are held of record as of March 18, 1998, and converted on or after the April 1, 1998 payment date, but prior to the Close of Business on the Redemption Date. Holders of Depositary Shares who convert after March 18, 1998 but before April 1, 1998 will not receive either dividend.

     2. Redemption of Preferred Stock or Depositary Shares. Any shares of Preferred Stock or Depositary Shares which have not been converted into Common Stock on or prior to the Close of Business on the Redemption Date will be redeemed for the applicable Redemption Price. From and after the Redemption Date, dividends on the Preferred Stock and Depositary Shares will cease to accrue and holders of Preferred Stock or Depositary Shares will not have any rights as such holders other than the right to receive the applicable Redemption Price without interest, upon surrender of their Preferred Stock or Depositary Shares, as the case may be. Physical certificates for Preferred Stock or Depositary Shares to be surrendered for redemption must be delivered in accordance with the procedures in the Letter of Transmittal, in order to receive payment of the applicable Redemption Price.

     3. Sale of Preferred Stock or Depositary Shares Through Ordinary Brokerage Transactions. Preferred Stock and Depositary Shares may be sold through open market brokerage transactions, and if made sufficiently in advance of the Redemption Date, buyers thereof may convert such Preferred Stock or Depositary Shares into Common Stock in the manner described above. Holders of Preferred Stock or Depositary Shares who wish to make such sales should consult with their own brokers concerning if and when their Preferred Stock or Depositary Shares should be sold and the consequences thereof. Holders of Preferred Stock or Depositary Shares may incur fees and expenses in connection with such sales.

     The alternatives available to the holders of Series K Preferred Stock are illustrated, in tabular form, below, based upon the Series K Redemption Price of $50.64688. Reference is made to "Certain Federal Income Tax Considerations."




--------------------------------------------------------------------------------------------------------------------------
      Alternative with Respect             Assumptions with Respect to            Consideration Value/Received With
  to 100 Shares of Preferred Stock        100 Shares of Preferred Stock        Respect to 100 Shares of Preferred Stock
-----------------------------------   -------------------------------------   -----------------------------------------
 Convert Preferred Stock into         Market price of Common Stock            Common Stock (including cash in
 Common Stock (1)                     greater than $37.86                     lieu of any fractional share) having
                                      ($50.64688/1.3376)                      a market value greater than $5,065

                                      Market price of Common Stock less       Common Stock (including cash in
                                      than $37.86                             lieu of any fractional share) having
                                      ($50.64688/1.3376)                      a market value less than $5,065
------------------------------------------------------------------------------------------------------------------------
 Redeem Preferred Stock               All cases                               $5,065 (in cash)
-----------------------------------------------------------------------------------------------------------------------
 Sell Preferred Stock in the open     All cases                               Market price on the date of sale,
 market                                                                       less commissions and other
                                                                              expenses
------------------------------------------------------------------------------------------------------------------------

     The alternatives available to the holders of Depositary Shares are illustrated, in tabular form, below, based upon the Series L/N Redemption Price of $50.09722. Reference is made to "Certain Federal Income Tax Considerations."




-----------------------------------------------------------------------------------------------------------------------
       Alternative with Respect                Assumptions with Respect           Consideration Value/Received With
       to 100 Depositary Shares                to 100 Depositary Shares            Respect to 100 Depositary Shares
-------------------------------------   -------------------------------------   -------------------------------------
 Convert Depositary Shares into         Market price of Common Stock            Common Stock (including cash in
 Common Stock (1) (2)                   greater than $36.77                     lieu of any fractional share) having
                                        ($50.09722/1.3626)                      a market value greater than $5,010

                                        Market price of Common Stock less       Common Stock (including cash in
                                        than $36.77                             lieu of any fractional share) having
                                        ($50.09722/1.3626)                      a market value less than $5,010
-----------------------------------------------------------------------------------------------------------------------
 Redeem Depositary Shares               All cases                               $5,010 (in cash)
-----------------------------------------------------------------------------------------------------------------------
 Sell Depositary Shares in the open     All cases                               Market price on the date of sale,
 market                                                                         less commissions and other
                                                                                expenses
-------------------------------------------------------------------------------------------------------------------------

---------
(1) If such conversion occurs prior to the Close of Business on March 17, 1998, the holder would also be entitled to receive a dividend of $.15 per share of Common Stock received.

(2) If such conversion occurs on or after April 1, 1998 but prior to the Close of Business on the Redemption Date, a holder of record as of March 18, 1998 would also be entitled to receive a dividend of $.875 per Depositary Share. Holders of Depositary Shares who convert after March 18, 1998 but before April 1, 1998 will not receive either the dividend on the Common Stock or on the Depositary Shares.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
     The following summarizes the principal federal income tax considerations, under current law, relevant to the conversion of shares of Preferred Stock or Depositary Shares into Common Stock and to the sale or redemption of shares of Preferred Stock or Depositary Shares. It does not address all potentially relevant federal income tax matters, including consequences to persons (such as foreign persons, banks, life insurance companies, dealers in securities, and tax-exempt organizations) subject to special provisions of federal income tax law. The following discussion assumes that the shares of Preferred Stock or the Depositary Shares are held as capital assets at the time of conversion, sale or redemption. The following summary is for general information only, and holders of Preferred Stock and holders of Depositary Shares should consult their own tax advisors about the federal, state, local, and foreign tax consequences of the conversion, sale or redemption of shares of Preferred Stock or Depositary Shares

     Conversion into Common Stock. Under current United States federal income tax law, no taxable gain or loss will be recognized by any holder of Preferred Stock or Depositary Shares on the conversion of such shares into Common Stock, except with respect to any cash received in exchange for a fractional interest in Common Stock. Holders receiving cash in lieu of fractional shares will be treated as if such fractional shares had been redeemed by the Company for cash. Unless such redemption is found to be essentially equivalent to a dividend as discussed below, the holder will recognize gain or loss measured by the difference between the holder's basis in the fractional share surrendered and the amount of cash received. The tax basis for the shares of Common Stock received upon conversion will be equal to the adjusted tax basis of the shares of Preferred Stock or Depositary Shares converted, reduced by the portion of such basis allocable to any fractional interest exchanged for cash. The holding period of the shares of Common Stock received upon conversion will include the holding period of the shares of Preferred Stock or Depositary Shares converted, provided such Preferred Stock or Depositary Shares were held as a capital asset at the time of conversion.

     Redemption. Taxable income or loss will be recognized by any holder whose shares of Preferred Stock or Depositary Shares are redeemed by the Company for a cash payment. Generally, the redemption of all of a holder's Preferred Stock or Depositary Shares for cash will result in capital gain or loss equal to the difference between the amount of cash received (except for the portion of cash received which is attributable to declared but unpaid dividends, which will be taxable as dividend income to the extent of current or accumulated earnings and profits, if any) and the shareholder's tax basis in the Preferred Stock or Depositary Shares redeemed. Such gain or loss will be long-term capital gain or loss if the holding period for the Preferred Stock or Depositary Shares exceeds one year. In the case of an individual holder of Preferred Stock or Depositary Shares, any such capital gain will be subject to tax at a maximum rate of 28% if the holder's holding period in the Preferred Stock or Depositary Shares is more than one year but not more than 18 months and at a maximum rate of 20% if the holder's holding period in the Preferred Stock or Depositary Shares is more than 18 months. Under certain circumstances involving a redemption by the Company (such as where a holder's interest in the Company is not sufficiently reduced), capital gain or loss treatment does not apply, and the entire amount of the cash received upon redemption of the Preferred Stock or Depositary Shares will be taxable as a dividend. However, if, as a result of a redemption of the Preferred Stock or Depositary Shares, a holder completely terminates such holder's interest in the Company or if the redemption is substantially disproportionate as to such holder (taking into account shares deemed owned by the holder by reason of certain constructive ownership rules), the redemption proceeds will not be taxable as a dividend. Moreover, if, as a result of a redemption of the Preferred Stock or Depositary Shares, a holder whose relative stock interest in the Company is minimal and who exercises no control over the Company's affairs experiences an actual reduction in such holder's proportionate interest in the Company (taking into account the constructive ownership rules mentioned above), then, based upon a published Internal Revenue Service ruling, such holder should be exempt from dividend treatment because such redemption should be treated as not essentially equivalent to a dividend.

     Sale to Third Party. Upon a sale of Preferred Stock or Depositary Shares for cash (other than a redemption as described above), a holder of Preferred Stock or Depositary Shares will recognize capital gain or loss equal to the difference between the amount of cash received and such holder's basis in the Preferred Stock or Depositary Shares sold. Such gain or loss will be long-term capital gain or loss if the holding period for the Preferred Stock or Depositary Shares exceeds one year. In the case of an individual holder of Preferred Stock or Depositary Shares, any such capital gain will be subject to tax at a maximum rate of 28% if the holder's holding period in the Preferred Stock or Depositary Shares is more than one year but not more than 18 months and at a maximum rate of 20% in the holder's holding period in the Preferred Stock or Depositary Shares is more than 18 months.

     Backup Withholding. A holder of Preferred Stock, Depositary Shares or Common Stock may be subject to backup withholding at the rate of 31% with respect to dividends paid on, or the gross proceeds of a conversion, sale or redemption of, Preferred Stock, Depositary Shares or Common Stock, as the case may be, unless such holder (1) comes within certain exempt categories under the applicable law and regulations and, when required, demonstrates this fact; or
(2) provides a
taxpayer identification number (employer identification number or social security number) and certifies that such number is correct, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Amounts paid as backup withholding do not constitute as additional tax and will be credited against the holder's federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

     The Company will report to the holders of Preferred Stock, Depositary Shares or Common Stock, and to the Internal Revenue Service, the amount of any "reportable payments" and any amount withheld with respect to the shares of Preferred Stock, Depositary Shares and Common Stock during each calendar year.


                          DESCRIPTION OF CAPITAL STOCK

     The following summary of certain provisions of the Company's Articles, the Company's Bylaws (the "Bylaws") and the Rights Agreement (as defined below) does not purport to be complete and is qualified in its entirety by reference to such instruments, each of which is an exhibit to the Registration Statement of which this Prospectus is a part.


Authorized Capital

     The authorized capital stock of the Company consists of 500,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $10 per share. Each outstanding share of Common Stock currently has attached to it one preferred share purchase right, as described under " -- Rights Plan."

     As of March 6, 1998, there were 210,322,287 shares of Common Stock issued and outstanding. The 1,999,695 shares of Series K Preferred Stock, the 999,675 shares of Series L Preferred Stock represented by 3,998,700 Depositary Shares and the 264,042 shares of Series N Preferred Stock represented by 1,056,168 Depositary Shares, are the only shares of preferred stock currently outstanding. The Company has also reserved for issuance 250,000 shares of preferred stock for the issuance of shares of Series M preferred stock under the Rights Agreement.


Common Stock

     Subject to the prior rights of the holders of any Preferred Stock then outstanding, holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of liquidation or dissolution, to receive the net assets of the Company remaining after payment of all liabilities and after payment to holders of all shares of Preferred Stock of the full preferential amounts to which such holders are respectively entitled, in proportion to their respective holdings.

     Subject to the rights of the holders of any Preferred Stock then outstanding, all voting rights are vested in the holders of the shares of Common Stock, each share being entitled to one vote on all matters requiring stockholder action and in the election of directors. Holders of Common Stock have no preemptive, subscription or conversion rights. All of the outstanding shares of Common Stock are fully paid and nonassessable.


Preferred Stock

     The Board of Directors is authorized, without shareholder approval, to issue the authorized and unissued shares of series preferred stock in one or more series and, within certain limitations, to determine the relative rights, preferences and limitations of any such class or series, including voting rights, preference as to dividends and in liquidation, conversion and redemption and other rights of each such series.


Rights Plan

     Fort James has adopted the Amended and Restated Rights Agreement, dated as of May 12, 1992, as amended, between the Company and NationsBank of Virginia, N.A., as Rights Agent (the "Rights Agreement"). Norwest Bank Minnesota, N.A. became successor Rights Agent as of January 31, 1996, by an amendment to the Rights Agreement.

     Pursuant to the Rights Agreement, a right (a "Right") is attached to each share of Common Stock outstanding and entitles the registered holder thereof to purchase from Fort James a unit (a "Unit") consisting of one one-thousandth of a share of Series M Cumulative Participating Preferred Stock ("Series M Preferred Stock"), at an initial purchase price of $150 per Unit (the "Purchase Price"), subject to adjustment.

     Each share of Series M Preferred Stock, when issued will have a minimum preferential quarterly dividend of $1.00 per share, but will be entitled to an aggregate dividend of 1,000 times the Common Stock dividend. In the event of any merger, consolidation or other transaction in which the Common Stock is exchanged for other securities or assets, each share of Series M Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. Each share of Series M Preferred Stock will have 1,000 votes, voting together with the Common Stock and such other voting rights provided by law. Additionally, in the event of liquidation, each share of Series M Preferred Stock will entitle the holder thereof to receive a preferential liquidation payment equal to the greater of $150,000 or 1,000 times the liquidation value of a share of Common Stock, plus accrued and unpaid dividends, or a ratable distribution in the event that the assets of Fort James are insufficient to pay the liquidation preferences in full.

     The Rights will separate from the corresponding shares of Common Stock upon the earlier of (1) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or has obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock and (2) ten business days after the date of commencement of, or first public announcement of the intent of any person (other than Fort James and certain related entities) to commence, a tender or exchange offer, the consummation of which would result in a person or group beneficially owning 15% or more of outstanding shares of Common Stock (the earlier of (1) and (2), the "Distribution Date"). Until the Distribution Date, (1) Rights will be evidenced by one or more certificates held by the rights agent under the Rights Agreement, and will be represented by the related Common Stock certificates, (2) Rights may be transferred with and only with such Common Stock certificates, (3) new Common Stock certificates will contain a notation incorporating the Rights Agreement by reference and (4) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of Rights associated with the Common Stock represented by such certificate. As soon as practicable after the Distribution Date, rights certificates (the "Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 1, 1999, unless earlier exercised by the holder thereof or redeemed by Fort James as described below. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of Fort James, including without limitation, the right to vote or to receive dividends. While the distribution of Rights will not be taxable to Fort James or to its shareholders, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable.

     Each holder of a Right will have the right to receive, upon exercise of a Right, Common Stock (or, in certain circumstances, cash, property or other securities of Fort James) having a value equal to two times the Purchase Price then in effect, if after the Distribution Date, (1) Fort James is the surviving company in a merger with an Acquiring Person and the shares of Common Stock are not changed or exchanged, (2) an Acquiring Person consummates, with Fort James or any subsidiary, any one of a number of transactions listed in the Rights Agreement, examples of which include acquiring stock or convertible securities except on a pro rata basis with other shareholders, obtaining any assets except on an arm's-length basis, obtaining any assets having a fair market value of more than $5 million or receiving certain financial benefits such as loans, guarantees, tax benefits or compensation except as a full-time employee at normal rates, (3) while there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), or (4) an Acquiring Person becomes the beneficial owner of 15% or more of the Common Stock except pursuant to a cash tender offer for all outstanding shares which is determined to be fair by the Continuing Directors (as defined below) (each of which events is popularly termed a "flip-in" event). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person will be null and void. The "Continuing Directors" are the directors on the Distribution Date or new directors elected or nominated by a majority of the Continuing Directors in office on the date of such election or nomination.

     For example, if the Purchase Price is $150, upon exercise of a Right and the payment of $150, a Right holder would receive $300 worth of Common Stock (or other consideration, as noted above).

     Each holder of a Right will have the right to receive, upon exercise, common stock (or equivalent securities) of the acquiring entity having a value equal to two times the Purchase Price then in effect, if after an announcement that a person or group has become an Acquiring Person, (1) Fort James is acquired in a merger or other business combination transaction (other than a merger of the type described pursuant to certain flip-in events), or (2) 50% or more of Fort James' assets or earning power is sold or transferred (each of which events is popularly termed a "flip-over" event).

     If Fort James is not able to issue the Series M Preferred Stock or Common Stock because of the absence of necessary regulatory approval, restrictions contained in the Articles or for any other reason, a person exercising Rights will be entitled to receive a combination of cash or property or other securities having a value equal to the value of the Series M Preferred Stock or the Common Stock which would otherwise have been issued upon exercise of the Rights.

     At any time until ten days after the announcement that a person or group has become an Acquiring Person, Fort James may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable in cash or Common Stock. When the Board of Directors of Fort James orders a redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

     After a person or group becomes an Acquiring Person and before the Acquiring Person acquires 50% or more of the outstanding Common Stock, Fort James, with the approval of a majority of the Continuing Directors, may require a holder to exchange all or any portion of his Rights for one share of Common Stock or one one-thousandth of a share of Series M Preferred Stock (or a share of a class or series of Preferred Stock having equivalent rights), per Right.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Distribution Date. After the Distribution Date, the Rights Agreement may still be amended by the Board of Directors (under certain circumstances only with the approval of a majority of the Continuing Directors) in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement (including the time period for redeeming the Rights); provided, however, that no amendment to adjust the time period governing redemption shall be made if the Rights are not redeemable.

     The Rights will not prevent a takeover of the Company. The Rights, however, may cause substantial dilution to a person or group that acquires 15% or more of Common Stock unless the Rights are first redeemed or terminated by the Board of Directors. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Company and its shareholders because the Rights can be redeemed or terminated, as hereinabove described, before the consummation of such transaction.

     The complete terms of the Rights are set forth in the Rights Agreement. The Rights Agreement is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part, and the foregoing description is qualified in its entirety by reference thereto.


Other Provisions

     In addition to the Rights Agreement, the Articles and Bylaws contain a number of provisions which may be deemed to have the effect of discouraging or delaying attempts to gain control of the Company. The Articles provide generally that amendments to the Articles must be approved, subject to the rights of holders of Preferred Stock, by a majority of the outstanding shares entitled to vote on such an amendment. An amendment which has the effect of reducing the vote required to approve a merger or certain other extraordinary transactions, however, requires a two-thirds vote.

     The Bylaws provide for "constitutive resolutions" of the Board of Directors of the Company, which must be designated by the Board of Directors as such and which must be adopted by a unanimous vote of the directors present and voting when a quorum is present. Constitutive resolutions may be rescinded, revoked, amended or modified only by the vote of all of the directors then in office (subject to overriding action by the shareholders of the Company).

     The Bylaws also include provisions setting forth specific conditions under which: (1) business may be transacted at an annual or special meeting of shareholders; and (2) persons may be nominated for election as directors of the Company at an annual meeting of shareholders.

     The Virginia "control share acquisition" statute allows corporations to elect to either be covered or not be covered by such statute. The Company elected not to be covered by such statute.

     In addition to the foregoing, in certain instances the issuance of authorized but unissued shares of Common Stock or Preferred Stock may have an anti-takeover effect.

     The existence of the foregoing provisions could result in the Company being less attractive to a potential acquiror, and the Company's shareholders receiving less for their shares of Common Stock than otherwise might be available in the event of a take-over attempt.

Registrar and Transfer Agent

   Norwest Bank Minnesota, N.A. is the Registrar and Transfer Agent for the Common Stock.


                             STANDBY ARRANGEMENTS

     Under the terms and subject to the conditions in the Standby Agreement dated March 10, 1998 between the Company and the Purchaser (the "Standby Agreement"), the Purchaser has agreed to purchase from the Company, at the Company's option, for settlement on April 13, 1998, such number of shares of Common Stock as would have been issuable upon conversion of any shares of the Series K Preferred Stock or Depositary Shares that were not surrendered for conversion by the Close of Business on the Redemption Date for a purchase price equal to the aggregate Redemption Price of such shares of Series K Preferred Stock and Depositary Shares.

     On or prior to the Redemption Date, the Purchaser may also purchase Preferred Stock or Depositary Shares in the open market or otherwise. The Purchaser has agreed to convert into Common Stock all Preferred Stock or Depositary Shares owned by it. Such Common Stock may be used by the Purchaser to cover any short position in the Common Stock established by the Purchaser.

     The Company has been advised by the Purchaser that it proposes to offer for resale to the public at prices set from time to time by the Purchaser any shares of Common Stock purchased from the Company or acquired upon conversion and not used to cover any short position. The Purchaser may also make sales of such shares to certain securities dealers at prices that may reflect concessions from the prices at which such shares are then being offered to the public. The amount of such concessions will be determined from time to time by the Purchaser.

     Pursuant to the terms of the Standby Agreement and in consideration of its obligations thereunder, the Company has agreed to pay the Purchaser the sum of
(1) $4,254,000 and (2)(A) an additional $1.136 per share for each share of Common Stock purchased or received upon conversion by the Purchaser pursuant to the Standby Agreement in respect of the Series K Preferred Stock or (B) an additional $1.103 per share for each share of Common Stock purchased or received upon conversion by the Purchaser pursuant to the Standby Agreement in respect of the Series L Preferred Stock or the Series N Preferred Stock, but the fee specified in clause (2) will be payable only if the Purchaser purchases or receives, in the aggregate, more than 478,127 shares of Common Stock. Additionally, the Purchaser has agreed to pay to the Company 50% of the excess, if any, of (a) the aggregate proceeds received by the Purchaser from the sale of shares of Common Stock purchased by it from the Company pursuant to the Standby Agreement (net of selling concessions and other reasonable expenses of sale and any transfer taxes) over (b) an amount equal to the aggregate number of shares of Common Stock purchased by the Purchaser from the Company pursuant to the Standby Agreement multiplied by the average price paid by the Purchaser for such shares.

     The Company has agreed to indemnify the Purchaser against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Purchaser may be required to make in respect thereof.

     The Company and its directors and officers have agreed, with certain exceptions, from the date of the Standby Agreement through the Redemption Date (and, if the Purchaser purchases or receives, in the aggregate, more than 478,127 shares, for an additional period of 90 days after the Redemption Date) without the prior written consent of the Purchaser, not to offer, sell or contract to sell, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or such individuals), directly or indirectly, or announce the offering of, any other shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock.

     The Purchaser has performed investment banking services for the Company from time to time in the ordinary course of its business. An affiliate of the Purchaser, Salomon Brothers Inc ("Salomon Brothers"), acted as financial advisor to the Company in connection with the Merger, and Salomon Brothers acted as one of the underwriters in connection with an offering of Senior Notes of the Company completed in September 1997 and on an offering of Common Stock in February 1998. The Purchaser may assist the Company in providing information regarding conversion of Preferred Stock or Depository Shares but will not receive any compensation by the Company for any such assistance.

     In connection with the sale of Common Stock to the Purchaser pursuant to the Standby Agreement, the Purchaser may purchase shares of the Preferred Stock or the Depositary Shares, which may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market or may otherwise affect the market price of the Common Stock. Such purchases are not required, and, if undertaken, may be discontinued at any time.

                                 LEGAL MATTERS

     Certain legal matters relating to the validity of the shares of Common Stock issued hereby will be passed upon for the Company by McGuire, Woods, Battle & Boothe LLP, Richmond, Virginia and for the Purchaser by Shearman & Sterling, New York, New York and Cleary, Gottlieb, Steen & Hamilton, New York, New York. Anne M. Whittemore, a director of the Company, is a partner of McGuire, Woods, Battle & Boothe LLP. Lawyers of such firm who have performed services in connection with the offering made hereby own an aggregate of approximately 25,000 shares of the Common Stock.


                                    EXPERTS

     The consolidated balance sheets of James River and subsidiaries as of December 29, 1996 and December 31, 1995, and the related consolidated statements of operations, cash flows and changes in capital accounts for each of the three years in the period ended December 29, 1996, included in James River's 1996 Annual Report on Form 10-K, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report thereon included therein, and incorporated by reference herein. The supplemental consolidated balance sheets of the Company as of December 29, 1996, and December 31, 1995, and the supplemental consolidated statements of operations, cash flows and changes in capital accounts for each of the three years in the period ended December 29, 1996, contained in the Company's Current Report on Form 8-K dated August 13, 1997 (filed on August 27, 1997), have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report thereon (which contains an explanatory paragraph that describes the basis of presentation which is a departure from generally accepted accounting principles) included therein and incorporated by reference herein. The consolidated balance sheets of Fort James as of December 29, 1996, and December 31, 1995, and the consolidated statements of operations, cash flows and changes in capital accounts for each of the three years in the period ended December 29, 1996, contained in the Company's Current Report on Form 8-K dated August 13, 1997 (filed February 3, 1998), have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report thereon included therein and incorporated by reference herein. The consolidated balance sheets of Fort James as of December 28, 1997 and December 29, 1996, and the related consolidated statements of operations, cash flows and changes in capital accounts for each of the three years in the period ended December 28, 1997, contained in the Company's Current Report on Form 8-K dated March 9, 1998, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report thereon included therein and incorporated by reference herein. Such consolidated financial statements and supplemental consolidated financial statements have been incorporated herein by reference in reliance on such reports given on the authority of such firm as experts in accounting and auditing.

     The consolidated balance sheets of Fort Howard and subsidiaries as of December 31, 1996 and December 31, 1995, and the related consolidated statements of operations, cash flows and changes in capital accounts for each of the three years in the period ended December 31, 1996, included in the Company's Current Report on Form 8-K dated August 13, 1997 (filed on August 25,
1997), have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

===============================================================================
 No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by the Purchaser. This Prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of an offer to buy, those to which it relates in any state to any person to whom it is not lawful to make such offer in such state. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to its date.

                          --------------------------
                               TABLE OF CONTENTS



                                                        Page
                                                       -----
Available Information ..............................    3
Incorporation of Certain Documents by
   Reference .......................................    3
Cautionary Statement Concerning Forward-
   Looking Statements ..............................    4
The Company ........................................    5
Use of Proceeds ....................................    5
Capitalization .....................................    6
Price Range of Common Stock and
   Dividend Policy .................................    7
Fort James and Consolidated Subsidiaries
   Summary Historical Consolidated
   Financial and Other Data ........................    8
Redemption of the Preferred Stock and
   Expiration of Conversion Privileges. ............   10
Alternatives Available to Holders of
   Preferred Stock or Depositary Shares ............   10
Certain Federal Income Tax Considerations ..........   13
Description of Capital Stock .......................   14
Standby Arrangements ...............................   17
Legal Matters ......................................   18
Experts ............................................   18

==============================================================================
==============================================================================

                                9,562,554 Shares




                                  Fort James
                                  Corporation



                                  Common Stock


                          --------------------------





                                FORT JAMES (icon)




                               -----------------
                              P R O S P E C T U S


                                 March 10, 1998


                               -----------------
                              Salomon Smith Barney


===============================================================================

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution.


Registration Statement filing fee .........  $  126,150
Legal fees and expenses ...................     400,000*
Blue Sky fees and expenses ................      15,000*
Accounting fees and expenses ..............      75,000*
Printing and engraving costs ..............      25,000*
Miscellaneous .............................         850*
                                             ----------
    Total .................................  $  642,000
                                             ==========

---------
* Estimated

ITEM 15. Indemnification of Directors and Officers.

     Article 10 of the Virginia Stock Corporation Act (the "VSCA") sets forth conditions and limitations governing the indemnification of officers, directors, and other persons of the Registrant.

     The Registrant's Articles of Incorporation, as amended (the "Registrant Charter"), provide as follows:

     (a) In every instance permitted by the VSCA, the liability of a director or officer of the Registrant to the Registrant or its shareholders arising out of a single transaction, occurrence or course of conduct is limited to one dollar.

     (b) The Registrant will indemnify any individual who is, was or is threatened to be made a party to a proceeding (including a proceeding by or in the right of the Registrant) because he is or was a director or officer of the Registrant or because he is or was serving the Registrant or any other legal entity in any capacity at the request of the Registrant while a director or officer of the Registrant, against all liabilities and reasonable expenses incurred in the proceeding except such liabilities and expenses as are incurred because of his willful misconduct or knowing violation of the criminal law. Service as a director or officer of a legal entity controlled by the Registrant is deemed service at the request of the Registrant. The determination that indemnification under this provision of the Registrant Charter is permissible and the evaluation as to the reasonableness of expenses in a specific case will be made, in the case of a director, as provided by law, and in the case of an officer, as provided in paragraph (c) below, provided, however, that if a majority of the directors of the Registrant has changed after the date of the alleged conduct giving rise to a claim for indemnification, such determination and evaluation shall, at the option of the person claiming indemnification, be made by special legal counsel agreed upon by the board of directors and such person. Unless a determination has been made that indemnification is not permissible, the Registrant will make advances and reimbursements for expenses incurred by a director or officer in a proceeding upon receipt of an undertaking from him to repay the same if it is ultimately determined that he is not entitled to indemnification. Such undertaking will be an unlimited, unsecured general obligation of the director or officer and shall be accepted without reference to his ability to make repayment. The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent will not of itself create a presumption that a director or officer acted in such a manner as to make him ineligible for indemnification. The Registrant is authorized to contract in advance to indemnify and make advances and reimbursements for expenses to any of its directors or officers to the same extent provided in this paragraph (b).

     (c) The Registrant may, to a lesser extent or to the same extent that it is required to provide indemnification and make advances and reimbursements for expenses to its directors and officers pursuant to paragraph (b) above, provide indemnification and make advances and reimbursements for expenses to its employees and agents, the directors, officers, employees and agents of its subsidiaries and predecessor entities, and any person serving any other legal entity in any capacity at the request of the Registrant and, if authorized by general or specific action of the Board of Directors of the Registrant, may contract in advance to do so. The determination that indemnification under the provisions described in this paragraph (c) is permissible, the authorization of such indemnification and the evaluation as to the reasonableness of expenses in a specific case shall be made as authorized from time to time by general or specific action of the Board of Directors of the Registrant, which action may be taken before or after a claim for indemnification is made or as otherwise provided by law. No person's rights under paragraph (b) above shall be limited by the provisions in this paragraph (c).

     (d) Every reference in the provisions described above to persons who are or may be entitled to indemnification includes all persons who formerly occupied any of the positions referred to and their respective heirs, executors and administrators. Special legal counsel selected to make determinations under these provisions may be counsel for the Registrant. Indemnification pursuant to these provisions shall not be exclusive of any other right of indemnification to which any person may be entitled, including indemnification pursuant to a valid contract, indemnification by legal entities other than the Registrant and indemnification under policies of insurance purchased and maintained by the Registrant or others. However, no person will be entitled to indemnification by the Registrant to the extent he is indemnified by another, including an insurer. The Registrant is authorized to purchase and maintain insurance against any liability it may have under these provisions or to protect any of the persons named above against any liability arising from their service to the Registrant or any other legal entity at the request of the Registrant regardless of the Registrant's power to indemnify against such liability.

     (e) The provisions described above apply to indemnification, advances and reimbursement for expenses made after the Registrant Charter's adoption whether arising from conduct or events occurring before or after such adoption. No amendment, modification or repeal of these provisions will diminish the rights provided thereunder to any person arising from conduct or events occurring before the adoption of such amendment, modification or repeal.

     The Registrant has insurance to indemnify its directors and officers, within the limits of the Registrant's insurance policies, for those liabilities in respect of which such indemnification insurance is permitted under the laws of the State of Virginia.


ITEM 16. Exhibits.



 Exhibit No.    Exhibit
-------------   ---------
      1         Form of Standby Agreement
    4.1         Articles of Incorporation of the Registrant, as amended (Incorporated by reference to Exhibits 3(a)
                through 3(d) to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 28,
                  1997)
    4.2         By-laws of the Registrant, as amended (Incorporated by reference to Exhibit 3(e) to the Registrant's
                Quarterly Report on Form 10-Q for the quarter ended September 28, 1997)
    4.3         Amended and Restated Rights Agreement (Incorporated by reference to Exhibits 2 and 3, respectively, to the Registrant's filing of Amendment 1 dated July 28, 1992, to its Registration Statement on Form
                8-A dated March 3, 1989)
    5.1         Opinion of McGuire, Woods, Battle & Boothe LLP
   23.1         Consent of McGuire, Woods, Battle & Boothe LLP (Included in Exhibit 5.1)
   23.2         Consent of Coopers & Lybrand L.L.P.
   23.3         Consent of Arthur Andersen LLP
   24.1         Power of Attorney (Included on signature page)

ITEM 17. Undertakings.

     (a) The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that the information required to be included in a post-effective amendment by paragraphs (a)(1)(i) and (a)(1)(ii) above may be contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
   Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise (other than insurance), the Registrant has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than insurance or the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, Fort James Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, Commonwealth of Virginia, as of March 10, 1998.


                       FORT JAMES CORPORATION



                       By:  /s/  CLIFFORD A. CUTCHINS, IV
                           --------------------------------
                                 Clifford A. Cutchins, IV
                             Senior Vice President and General Counsel




                               POWER OF ATTORNEY

     Know All Men and Women By These Presents that each individual whose signature appears below constitutes and appoints Ernst A. Haberli, Clifford
A. Cutchins, IV and R. Michael Lempke, and each of them, such individual's true and lawful attorneys-in-fact and agents with full power of substitution, for such individual and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement related to the offering contemplated by this registration statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and as of the date indicated.



             Signature                                  Title                          Date
             ----------                                -------                         -----
/s/  MILES L. MARSH*                  Chairman of the Board, Chief Executive     March 10, 1998
----------------------------------
      Miles L. Marsh                        Officer and Director

/s/  MICHAEL T. RIORDAN*              President and Chief Operating Officer      March 10, 1998
----------------------------------
      Michael T. Riordan                    and Director

/s/  ERNST A. HABERLI*                Executive Vice President and Chief         March 10, 1998
----------------------------------
      Ernst A. Haberli                Financial Officer (Principal Financial
                                           and Accounting Officer)

/s/  BARBARA L. BOWLES*               Director                                   March 10, 1998
----------------------------------
      Barbara L. Bowles
                                      Director                                           , 1998
----------------------------------
      William T. Burgin

/s/  DR. JAMES L. BURKE*              Director                                   March 10, 1998
----------------------------------
      Dr. James L. Burke

/s/  WORLEY H. CLARK, JR.*            Director                                   March 10, 1998
----------------------------------
      Worley H. Clark, Jr.


                                      II-4


             Signature                                  Title                          Date
             ---------                                ----------                       ----
                                      Director                                           , 1998
----------------------------------
      William T. Comfort, Jr.

/s/  GARY P. COUGHLAN*                Director                                   March 10, 1998
----------------------------------
      Gary P. Coughlan
                                      Director                                           , 1998
----------------------------------
      William V. Daniel

/s/  BRUCE C. GOTTWALD*               Director                                   March 10, 1998
----------------------------------
      Bruce C. Gottwald
                                      Director                                           , 1998
----------------------------------
       Robert H. Niehaus

/s/  ROBERT M. O'NEIL*                Director                                   March 10, 1998
----------------------------------
      Robert M. O'Neil

/s/  RICHARD L. SHARP*                Director                                   March 10, 1998
----------------------------------
      Richard L. Sharp
                                      Director                                           , 1998
----------------------------------
      Frank V. Sica
                                      Director                                           , 1998
----------------------------------
      Anne Marie Whittemore

*By: /s/  CLIFFORD A. CUTCHINS, IV                                               March 10, 1998
    ------------------------------
   Clifford A. Cutchins, IV, Attorney-in-fact

                                 EXHIBIT INDEX



 Exhibit No.    Exhibit
-------------   ------------
     1          Form of Standby Agreement
    4.1         Articles of Incorporation of the Registrant, as amended (Incorporated by reference to Exhibits 3(a)
                through 3(d) to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 28,
                 1997.)
    4.2         By-laws of the Registrant, as amended (Incorporated by reference to Exhibit 3(e) to the Registrant's
                Quarterly Report on Form 10-Q for the quarter ended September 28, 1997)
    4.3         Amended and Restated Rights Agreement (Incorporated by reference to Exhibits 2 and 3, respectively, to the Registrant's filing of Amendment 1 dated July 28, 1992, to its Registration Statement on
                Form 8-A dated March 3, 1989)
    5.1         Opinion of McGuire, Woods, Battle & Boothe LLP
   23.1         Consent of McGuire, Woods, Battle & Boothe LLP (Included in Exhibit 5.1)
   23.2         Consent of Coopers & Lybrand L.L.P.
   23.3         Consent of Arthur Andersen LLP
   24.1         Power of Attorney (Included on signature page)

                                      II-6